Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260976

Registration No. 333-264085

Prospectus Supplement No. 13

(to Prospectus dated December 29, 2021)

Prospectus Supplement No. 11

(to Prospectus dated April 15, 2022)

WeWork Inc.

760,765,488 Shares of Class A Common Stock

7,773,333 Warrants to Purchase Class A Common Stock

This prospectus supplement is a supplement to the prospectus dated December 29, 2021, which forms a part of our Registration Statement on Form S-1 (File No. 333-260976) (as supplemented to date, the “2021 Prospectus”), and the prospectus dated April 15, 2022, which forms a part of our Registration Statement on Form S-1 (File No. 333-264085) (as supplemented to date, the “2022 Prospectus” and, together with the 2021 Prospectus, the “Prospectuses”). This prospectus supplement is not a new registration of securities but is being filed solely to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement. The 2021 Prospectus, together with this prospectus supplement, relate to (1) the issuance by us of up to 117,438,299 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), including the shares that may be issued upon exercise of warrants to purchase Class A Common Stock at an exercise price of $11.50 per share of Class A Common Stock, consisting of the public warrants and the private placement warrants (each as defined in the 2021 Prospectus); and (2) the offer and sale, from time to time, by the selling securityholders identified in the 2021 Prospectus or their permitted transferees, of up to 642,774,807 shares of Class A Common Stock (including shares underlying warrants). The 2022 Prospectus, together with this prospectus supplement, relate to the offer and sale, from time to time, by the selling securityholders identified in the 2022 Prospectus or their permitted transferees, of up to 552,382 shares of Class A Common Stock (including shares underlying warrants) and up to 7,773,333 private placement warrants.

Our Class A Common Stock and warrants are traded on the New York Stock Exchange (“NYSE”) under the symbols “WE” and “WE WS,” respectively. On February 6, 2023, the closing price of our Class A common stock was $1.93 per share, and the closing price of our warrants was $0.25 per share.

Investing in our securities involves risks. See “Risk Factors” in the Prospectuses and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is

February 7, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 2, 2023

WEWORK INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39419	85-1144904
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

75 Rockefeller Center, 10th Floor New York, NY 10019	10019
(Address of principal executive offices)	(Zip Code)

(646) 389-3922

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WE	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock	WE WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On February 2, 2023, Kirthiga Reddy notified WeWork Inc. (the “Company”) of her resignation from the Company’s Board of Directors (the “Board”), effective immediately. The resignation is not the result of any disagreement with the Company with respect to any matter relating to the Company’s operations, policies or practices. Ms. Reddy served on the Nominating and Corporate Governance Committee of the Board.

Ms. Reddy occupied a seat on the Board pursuant to a designation by SVF Endurance (Cayman) Limited (“SVF”) under the Stockholders Agreement dated October 20, 2021, by and among the Company, BowX Sponsor, LLC, SVF II WW Holdings (Cayman) Limited (formerly known as SB WW Holdings (Cayman) Limited), SVF and Benchmark Capital Partners VII (AIV), L.P. (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, SVF designated David Tolley to fill the vacancy on the Board created by Ms. Reddy’s’s resignation. Upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Mr. Tolley as a member of the Board and as a member of the Nominating and Corporate Governance Committee, in each case, effective February 2, 2023.

Mr. Tolley brings over 25 years of experience creating and executing strategies that increase corporate valuation, cash flow and revenue. He most recently served as Chief Financial Officer at Intelsat S.A. from 2019 to 2022. Over the course of his career, Mr. Tolley has also served as Chief Financial Officer of OneWeb, Senior Advisor to Stonepeak Infrastructure Partners, and as a Vice President in the Investment Banking Division of Morgan Stanley. Mr. Tolley was also a private equity partner at Blackstone from 2000 to 2011, where he focused on satellite services, broadcasting and newspaper strategy and investments. He previously served as a member of the Board of Directors of ExteNet Systems, Cumulus Media, Beechcraft, Gold Toe, Freedom Communications, Montecito Broadcast Group, New Skies Satellites, Centennial Communications and currently serves on the Board of Directors of Digital Bridge and KVH Industries. He holds a Master of Business Administration from Columbia Business School and a Bachelor of Arts in Economics & History from the University of Michigan.

The Company is a party to various transactions with SVF and other related parties, as described under the “Certain Relationships and Related Person Transactions” section and the “Subsequent Events” sub-section under “Financial Statements and Supplementary Data” in the Company’s registration statements on Form S-1 (File Nos. 333-260976 and 333-264085), as amended and supplemented, each of which section is incorporated herein by reference. In connection with his service as a director of the Company, Mr. Tolley will receive a grant of restricted stock units (“RSUs”) consistent with the Company’s compensation program for non-employee directors. The number of RSUs granted will be equal to $233,750 divided by the average closing price of the Company’s Class A common stock over the 10 trading days prior to (but not including) March 2, 2023, rounded to the nearest whole number. The RSUs will vest on the day immediately prior to the 2024 annual shareholders meeting, subject to continued service on the Board through such date.

Item 7.01	Regulation FD Disclosure.

On February 7, 2023, the Company issued a press release announcing the appointment of David Tolley to the Board. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by WeWork Inc. on February 7, 2023.

104	Cover Page Interactive Date File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

WEWORK INC.

	By:	/s/ Jared DeMatteis
Date: February 7, 2023	Name:	Jared DeMatteis
	Title:	Chief Legal Officer

Exhibit 99.1

WeWork Announces New SoftBank Appointment, David Tolley, to Board of Directors

NEW YORK, NY – February 7, 2023 – WeWork Inc. (NYSE: WE), the leading global flexible space provider, today announced that David Tolley, Board Member and former Chief Financial Officer at Intelsat S.A., has been appointed to the WeWork Board of Directors, effective February 2, 2023. Mr. Tolley succeeds Kirthiga Reddy, CEO, Virtualness, and President, Athena Technology II, who had served on WeWork’s Board since February 2020.

David Tolley brings over 25 years of experience creating and executing strategies that increase corporate valuation, cash flow, and revenue. He most recently served as Chief Financial Officer at Intelsat S.A. from 2019 to 2022. Over the course of his career, Mr. Tolley has also served as Chief Financial Officer of OneWeb, Senior Advisor to Stonepeak Infrastructure Partners, and as a Vice President in the Investment Banking Division of Morgan Stanley. Mr. Tolley was also a private equity partner at Blackstone from 2000 to 2011, where he focused on satellite services, broadcasting and newspaper strategy and investments. He previously served as a member of the Board of Directors of ExteNet Systems, Cumulus Media, Beechcraft, Gold Toe, Freedom Communications, Montecito Broadcast Group, New Skies Satellites, Centennial Communications and currently serves on the Board of Directors of Digital Bridge and KVH Industries. He holds a Master of Business Administration from Columbia Business School and a Bachelor of Arts in Economics & History from the University of Michigan.

“As we continue our disciplined and strategic approach to strengthening our business and balance sheet we welcome David’s partnership and insights to the Board,” said Sandeep Mathrani, WeWork’s CEO and Chairman. “I also want to thank Kirthiga for her partnership over the last three years. She has brought refreshing insights from her vast experience building high-growth global businesses which have been of significant benefit to the Board and the Executive team. I am so grateful for her commitment over the last three years.”

“WeWork has established itself as a resilient industry leader — redefining how and where people work in an ever-changing post-pandemic environment,” said David Tolley. “I am excited to partner with WeWork’s Board of Directors and the executive team as they efficiently drive the company to profitability, and position WeWork for long-term success.”

“I joined the Board at the start of the business turnaround as a passionate believer in the brand, the people and the business. That belief has only strengthened during my time at WeWork,” said Kirthiga Reddy. “The creativity, dedication and resilience of the WeWork team has impressed me day in, and day out. As the company turns the corner to profitability, I take away many lessons on focus, discipline and a culture-first approach. I am confident that, with the strong leadership of the Executive team, they can achieve their goals and deliver the future of flexible work.”

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About WeWork

WeWork Inc. (NYSE: WE) was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since then, we’ve become the leading global flexible space provider committed to delivering technology-driven turnkey solutions, flexible spaces, and community experiences. For more information about WeWork, please visit us at wework.com.

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Contacts:

Media for WeWork

Nicole Sizemore

press@wework.com

Media for SoftBank

Kristin Schwarz

SoftBank Investment Advisers

kristin.schwarz@softbank.com

Corporate Communications Office

SoftBank Group Corp.

sbpr@softbank.co.jp

Hannah Dunning

FGS Global

SoftBank@FGSGlobal.com

Investor Relations for WeWork

Kevin Berry

investor@wework.com

Source: WeWork

Category: Investor Relations